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FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested by
Duolingo, Inc.
5900 Penn Avenue
Pittsburgh, Pennsylvania 15206
VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Stephen Krikorian
Laura Veator
Jan Woo
Matthew Derby

Re:	Duolingo, Inc.
Registration Statement on Form S-1
Filed June 28, 2021
File No. 333-257483
Ladies and Gentlemen:
On behalf of our client, Duolingo, Inc. (the “Company”), we are providing this letter in response to comment 18 (the “Comment”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated May 27, 2021, regarding the above-referenced Registration Statement on Form S-1 (the “Registration

June 30, 2021

Statement”). Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement.
The Company respectfully requests confidential treatment for certain portions of this letter pursuant to 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed herein. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed and highlighted information contained in this letter.
Estimated Preliminary Price Range
The Company advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters for the Company’s proposed initial public offering (“IPO”), the Company currently anticipates an estimated price range of $[***] to $[***] per share (the “Preliminary Price Range”) for the Company’s shares of Class A common stock to be sold in the IPO, with a midpoint of the anticipated range of approximately $[***] per share.
We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the IPO, the Company will file a pre-effective amendment to the Registration Statement that will include all information, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended. Such pre-effective amendment to the Registration Statement will include a bona fide estimated public offering price range. However, the Company further advises the Staff that, given the volatility in the public trading markets and uncertainty of the timing of the IPO, the final price range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the lead underwriters and will be subject to then-current market conditions and developments impacting the Company.
Summary of Recent Equity Award Grants and Common Stock Valuations
In response to the Comment, set forth below is an analysis of all equity awards that have been granted since January 1, 2021 (the “Review Period”). This analysis augments the discussion of equity-based compensation set forth on pages 105, 106, F-21, F-22, F-23, F-37 and F-38 of the Registration Statement.
The Company periodically grants stock options and restricted stock unit (“RSU”) awards to certain of its employees, directors and consultants. Stock-based compensation expense related to stock-based awards is recognized based on the fair value of the awards granted. As there has been no public market for the common stock of the Company to date, the estimated fair value of the Company’s common stock underlying such awards has been determined by the Board as of each grant date, with input from management, consideration of periodic independent third-party
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Duolingo, Inc.

June 30, 2021

valuations of the common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant at that time, including as applicable:
•actual and forecasted operating and financial performance of the Company based on management’s estimate;
•lack of marketability of the Company’s common stock;
•the rights, preferences and privileges of the Company’s shares of convertible preferred stock relative to those of its common stock;
•the hiring and retention of key personnel;
•industry trends and competitive environment;
•the likelihood of achieving a liquidity event, such as an IPO or the sale of the Company given prevailing market conditions;
•overall economic indicators; and
•the general economic outlook.
The independent third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Guide”). The Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In valuing the Company’s common stock, the independent third-party valuations determined the enterprise value of the Company using the income approach with input from management, which is described as follows:
•The market approach, using the guideline public companies method, estimates enterprise value based on a comparison of the Company to comparable public companies in a similar line of business and generally applies representative revenue multiples from a peer group of companies in similar lines of business to the Company’s forecasted revenue. The Company’s peer group of companies was selected based on operational and economic similarities to the Company and factors included, but were not limited to, industry, business model, operations, geographic presence, financial size and performance, stock liquidity and management recommendations regarding most similar companies. From time to time, the set of comparable companies has been updated as new or more relevant information became available.
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Duolingo, Inc.

June 30, 2021

Once an enterprise value was determined, the enterprise value was then allocated across the Company’s classes of capital stock in order to derive a per share value of the Company’s common stock using one or more of the following methods:
•Option Pricing Method (the “OPM”). The OPM uses option theory to value the various classes of the Company’s securities in light of their respective claims to the Company’s total stockholders’ equity. In particular, total enterprise value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the liquidation preferences, participation rights, and conversion rights of each class of equity.
•Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the fair value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each class of equity. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including an IPO, has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome.
Lastly, a discount for lack of marketability (“DLOM”) was applied in each case in order to reflect the lack of a recognized market for the Company’s common stock and the fact that a non-controlling equity interest may not be readily transferable. The DLOM was estimated based on, among other factors, put option models, the nature of the Company’s operations and related risks, and the severity of the restrictions on liquidity of the Company’s common stock.
The following table summarizes stock-based compensation awards granted during the Review Period:

Grant Date	Type of Award	Number of Shares Underlying Equity Awards Granted	Option Exercise Price	Estimated Fair Value Per Share for Financial Reporting Purposes

April 7, 2021	Options	71,700	$52.80	$52.80
April 7, 2021	RSUs	552,788	N/A	$52.80
June 21, 2021	RSUs	1,800,000	N/A	$[***]
April 7, 2021 Grants
The Board determined the fair value of the Company’s common stock to be $52.80 per share as of April 7, 2021, and granted stock options to purchase an aggregate of 71,700 shares of common stock at an exercise price of $52.80 per share, as well as 552,788 RSUs.
The determination of fair value was based, in part, on a valuation report provided by an independent third-party valuation of the Company’s common stock as of March 23, 2021 (the “March 2021 Valuation”) as well as other objective and subjective factors the Board deemed relevant as of the grant date. In determining the enterprise value, the March 2021 Valuation
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Duolingo, Inc.

June 30, 2021

applied the guideline public companies method and then relied on the hybrid method, using the PWERM and OPM, to allocate the Company’s equity value. Three potential future events were considered: (i) an IPO scenario in 0.42 years, (ii) a going concern scenario, and (iii) a tender offer. The probability of the IPO scenario was weighted at 50.0%, the probability of the going concern scenario was weighted at 40.0%, and the probability of the tender offer scenario was weighted at 10.0%. The probability and timing of these scenarios was determined based primarily on input from the Board and management. In weighting the IPO scenario at 50%, the Company considered, among other things, the initiation of preparations for a potential IPO, including initial discussions with potential underwriters and other advisors for the IPO, as well as the feasibility of completing an IPO and general conditions in the capital markets. A tender offer scenario was also considered in the March 2021 Valuation because the Company had finalized a tender offer to certain of its non-affiliate common equityholders, pursuant to which such equityholders tendered to the Company an aggregate of 243,274 shares of common stock (or options to purchase shares of common stock) at a price per share of $59.77.
In the IPO scenario, the fair value of the Company’s common stock was estimated to be $62.76 per share, after applying a DLOM of 9%. In the going concern scenario, the March 2021 Valuation used the OPM and estimated the fair value of the Company’s common stock to be $38.60 per share, after applying a DLOM of 20%. In the tender offer scenario, the fair value of the Company’s common stock was estimated to be $59.77 per share, which was not discounted for lack of marketability because of the nature of a tender offer. After applying the weighting for estimated probabilities of the IPO, going concern and tender offer scenarios, the March 2021 Valuation concluded that the fair value of the Company’s common stock as of March 23, 2021 was $52.80 per share.
June 21, 2021 Grants
The Board granted 1,800,000 performance-based RSUs as of June 21, 2021. Due to the proximity of these grants to the public filing of the Company’s Registration Statement on June 28, 2021, input from the lead underwriters regarding the Preliminary Price Range, and anticipated timing of the filing of a preliminary prospectus in connection with the IPO, the Company has estimated the fair value of the Company’s common stock for financial reporting purposes to be equal to the midpoint of the Preliminary Price Range, or $[***]. Further, the Company anticipates that it will adjust the estimated fair value of the Company’s common stock underlying these performance-based RSUs for financial reporting purposes to be equal to the initial price to the public in the IPO once determined in accordance with ASC 718.
Discussion of Preliminary Price Range
The Preliminary Price Range was derived by a quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary Price Range were the following:
•an analysis of the typical valuation ranges seen in recent initial public offerings for comparable companies in the Company’s industry;
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Duolingo, Inc.

June 30, 2021

•input received from the Company’s “testing-the-waters” meetings;
•an assumption that there would be a receptive public trading market for technology companies such as the Company;
•an assumption that there would be sufficient demand for the Company’s Class A common stock to support an offering of the size contemplated by the Company;
•the recent market prices of publicly traded common stock of comparable companies; and
•current market conditions as described by the Company’s underwriters.
The Company believes that the primary factors that account for the difference between the fair value of the Company’s common stock determined as of April 7, 2021 and the Preliminary Price Range are:
•the Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability-weighted, in contrast to the Company’s March 2021 Valuation, which reflects the potential for alternative future events, which inherently decreases the estimated fair value per share due to the combination of (i) events other than the IPO scenarios (the going concern scenario and tender offer scenario), (ii) the discounting to present value for each of the future business values at the future event and (iii) the application of a DLOM;
•the Preliminary Price Range assumes that the IPO has occurred and that a public market for the Company’s Class A common stock has been created, and, therefore, excludes any discount to present value for the IPO and any DLOM;
•the Company’s progression toward a potential IPO, including the occurrence of the Company’s IPO organizational meeting and subsequent submissions of its Registration Statement to the Staff in late-April and May 2021;
•input received from the underwriters and further feedback from qualified potential investors after “testing-the-waters” meetings; and
•the valuations obtained by management utilize a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO, such as the valuations of other recently completed public offerings and recent market conditions.
In addition to above, other factors may have an impact on the fair value of the Company’s common stock, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range determined by the Company and the underwriters.
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Duolingo, Inc.

June 30, 2021

In light of the Preliminary Price Range and the other factors described in this letter, the Company believes that the fair values determined by the Board for the common stock underlying each equity award are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value of the Company’s common stock at each grant date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the Practice Guide.
* * *
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Duolingo, Inc.

June 30, 2021

Please do not hesitate to contact me by telephone at (650) 470-4809 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin Potter
Benjamin Potter
of LATHAM & WATKINS LLP

cc:	Matthew Skaruppa, Chief Financial Officer, Duolingo, Inc.
Stephen Chen, General Counsel, Duolingo, Inc.
Tad Freese, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP
Ryan Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP
[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83. FOIA Confidential Treatment Requested by Duolingo, Inc.